Vemics, Inc.
523 Avalon Gardens Drive
Nanuet, NY 10954

September 23, 2008
VIA EDGAR

U.S. Securities and Exchange Commission
Mail Stop 3720
Washington, D.C. 20549
Attention:  Larry Spirgel and Gopal R. Dharia

Re: Vemics, Inc.:       Registration Statement on Form 10-SB
            File No: 000-52765

Dear Messrs. Spirgel and Dharia:

We have set forth below our responses to the Staff’s comments raised in your letter dated May 27, 2008, regarding our Registration Statement on Form 10-SB/A filed on May 13, 2008.  For ease of your review, the Company’s responses are set forth below the text of each comment raised in your letter.  To the extent necessary, we will file an amendment to the Registration Statement on Form 10-SB/A (the “Registration Statement”) following resolution of these comments.

Report of Independent Registered Public Accounting Firm

1.
It appears that the auditors’ report should be dual dated based on the information presented in Note 20 on page F-20 and the material revisions to the financial statements.  Please include a revised audit report.

Our auditors have advised us that it is their opinion that the auditors’ report need not be dual dated.  AU Section 530.05 indicates the auditor has two methods to date the report when a subsequent event has taken place, either when substantial audit procedures have been completed or dual date for the footnote regarding the subsequent event.  We believe that the subsequent events in question come under the guidance in AU Section 560.03 because they were events that existed at the time of the completion of the audit and accordingly, the audit report was dated when all substantial audit procedures were completed.

Financial Statements:
Notes to the Consolidated Financial Statements
Note 15 Acquisitions, page F-18

2.	Please refer to your response to comment 2. We have the following additional comments on your response and disclosures included in the revised filing.

We note in your response and the disclosures included in Note 5, on page F-15 that now you have assigned the entire purchase price of NuScribe to “Technology and Medical Software.”  Please refer to your response to comments included 19 and 65 included in your response letters dated March 18, 2008 and February 1, 2008, respectively.  As indicated in your prior responses, you had indicated that the Company did not acquire any material identifiable tangible or intangible assets.  In order for us to understand your revised disclosures and accounting, please provide us with a detailed analysis of how you concluded that the entire purchase price of NuScribe should be allocated to “Technology and Medical Software” and your basis under EITF 00-2 or other relevant accounting literature supporting your conclusions.  Also, disclose the methodology used to determine the fair value and other sources of relevant information such as valuation reports together with the significant assumptions.

•
Please tell us how the allocation of the entire purchase price to Technology and Medical Software met the requirements of the “Separability” criteria as indicated in paragraphs 39, A14 and A26 of SFAS 141 – Business Combination.

•
Please provide us with your analysis to support that there was no impairment loss in value of the Technological and Medical Software development costs as at June 30, 2007 and December 31, 2007.  Your response should address how you met the requirements of paragraph 15 of SFAS 142 and paragraphs 7-24 of SFAS 144.

Allocation of Purchase Price to Technology and Medical Software

In response to this comment, we have provided the following summary information to clarify the Company’s analysis regarding the allocation of the purchase price of NuScribe, Inc. (“NuScribe”):

In October 2006, the Company acquired NuScribe, a Texas-based developer of voice recognition software applications and web-based productivity tools for the medical, pharmaceutical and healthcare industries, for $9 million in shares of Vemics’ common stock at a per share value of $0.90.

Prior to the acquisition, NuScribe had developed a voice recognition driven documentation system.  NuScribe’s technology, which is an alternative to costly transcription, is intended to enable medical physicians and practitioners to save thousands of dollars.  At the time of our acquisition, the NuScribe system was expected to migrate from an appliance software-based system to an Internet SAP service.

U.S. Securities and Exchange Commission
September 23, 2008

During the acquisition process, Vemics management learned from NuScribe management that it was creating an entirely new product from the web-presence of the documentation system.  Given that physicians would be logging onto the website multiple times daily, NuScribe was creating a more comprehensive solution that would offer the user an enriched experience as well as create more revenue streams for NuScribe.  The new product, iMedicor, was intended to serve as a powerful personal health information exchange that would also couple as an industry-first social professional network.

After extensive market research, Vemics’ management determined this medical community portal, iMedicor (www.imedicor.com), offered the greatest potential for value creation if it was launched with three key attributes:

•	It would be able to transmit electronically medical records and images in a HIPAA compliant environment;
•	It would allow physicians to create their own community, access other communities and expand their outbound or inbound referral networks; and
•
It would permit access to the highest quality continuing medical education programs, which is a “must have” for doctors to maintain their right to practice medicine and to allow access to non-certified, product-specific educational resources sponsored by pharmaceutical companies and others interested in accessing the medical community demographic.

We retained an appraiser, Independent Appraisal Company, to perform an independent appraisal opinion on the NuScribe assets acquired by the Company in the acquisition in order to allocate the $9,000,000 purchase price.  The appraiser’s conclusion was that there was minimal or no value to the NuScribe identifiable intangible assets acquired because of the lack of sufficient operating history of the acquired company.  Accordingly, under FASB 141, the entire purchase price of the acquisition was allocated to goodwill.

In response to Comment #2 of the SEC Letter of Comment dated March 27, 2008, we revaluated our position that was based on the appraisal mentioned above.  In our opinion, based on our research, we believe that the appraisal was incorrect.  Neither the Chief Executive Officer nor the Chief Operating Officer were interviewed or contacted by the appraiser to gain an understanding as to why the Company was willing to pay $9,000,000 for NuScribe.  Below is our valuation of the iMedicor website based on research and /interpretation of FASB 141.

In evaluating how to allocate the purchase price, we relied on Paragraph 39 of FASB 141 to conclude that the entire purchase price should be allocated to “Technology and Medical Software.”  We first evaluated all of the assets acquired, including intangible assets, as required by Paragraph 35 of FASB 141.  NuScribe had not recorded any material tangible assets on its balance sheet as of the date of acquisition; however, as noted above, NuScribe had developed its voice recognition driven documentation system and was in development with its iMedicor web- based portal technology (together, the “NuScribe Technology”).

Under Paragraph 39 of FASB 141, an acquired intangible asset shall be recognized as an asset apart from goodwill if it arises from contractual or other legal rights.  If an intangible asset does not arise from contractual or other legal rights, it shall be recognized as an asset apart from goodwill only if it is separable.  Vemics believes that the NuScribe Technology meets both the contractual-legal criterion and the separability criterion.

The NuScribe Technology meets the contractual-legal criterion because Vemics has both copyright and trademark protection for the technology and the website.  In addition, Vemics has applied for patent protection relating to the process for the electronic transfer of records, which adheres to HIPAA guidelines and regulations and the technology that allows disparate electronic medical records systems to transfer medical records between each other.  Indeed, our conclusion that the NuScribe Technology satisfies the contractual-legal criterion is supported by Paragraph A14 of FASB 141, which lists examples of intangible assets that meet the criteria for recognition apart from goodwill.  Specifically, the following assets are designated as those that would be recognized apart from goodwill because they meet the contractual-legal criterion: (i) marketing related intangible assets, including trademarks, trade names and internet domain names (A14(a)(1) and (a)(5)) and (ii) technology-based intangible assets, including patented technology and computer software and mask works (A14(e)(1) and (2)).  Accordingly, the aspects of the NuScribe Technology that incorporate trademarks (e.g., the “iMedicor” and “NuScribe” trade names), copyrights (e.g., the website content), and patents satisfy the contractual-legal criterion and therefore should be recognized apart from goodwill.

We believe the NuScribe Technology would also meet the separability criterion under FASB 141.  The iMedicor website is capable of being separated from NuScribe and sold, transferred, or licensed.  Under Paragraph A11 of FASB 141, an acquired intangible asset meets the separability criterion if there is evidence of exchange transactions for that type of asset or an asset of similar type.  NuScribe’s website, iMedicor, is separable from the entity as it could be readily and sold and operated by another company, similar to the acquisition by Google of YouTube and other similar transactions where website portals have been sold.  Furthermore, we believe that the list of registrants on the iMedicor website would qualify as “customer-related intangible assets” under Paragraphs A14(b), A21 and A27 of FASB 141, which are identified therein as meeting the separability criteria.

The Company also relied on EITF 00-2 for guidance on the “Accounting for Website Development Costs.”  As stated in paragraph 5,

“The Task Force reached a consensus that all costs relating to software used to operate a web site should be accounted for under SOP 98-1 unless a plan exists or is being developed to market the software externally in which case the costs relating to the software should be accounted pursuant to Statement 86.”  As management’s plan was to market the software externally, it was determined that FASB 86 should be applied to the costing of the Website Development costs.”

As stated in the second page of the Summary Section of the FASB “This Statement specifies that costs incurred internally in creating a computer software product shall be charged to expense when incurred as research and development until technological feasibility has been established for the product.  Technological feasibility is established upon completion of a detail program design or, in its absence, completion of a working model.  Thereafter, all software production costs shall be capitalized.”

Accordingly, the Company immediately began to capitalize its research and development costs related to the development of the iMedicor website, as we believe that the website had met the standards of technological feasibility as it was already being tested internally prior to our acquisition of NuScribe.  The voice recognition software was already being sold to customers prior to our acquisition of NuScribe and therefore it also meets the technological feasibility threshold.

U.S. Securities and Exchange Commission
September 23, 2008

Impairment Analysis

We have provided the following summary information to clarify the Company’s analysis regarding why there has been no impairment to Technological and Medical Software:

Paragraph 15 of SFAS 142, provides that “[a]n intangible asset that is subject to amortization shall be reviewed for impairment in accordance with FASB Statement No. 144 “Accounting for the Impairment or Disposal of Long-Lived Assets, by applying the recognition and measurement provisions in paragraph 7-24 of that Statement.  In accordance with that statement, an impairment loss shall be recognized if the carrying amount of an intangible asset is not recoverable and its carrying amount exceeds its fair value.”

Paragraph 17 of SFAS 142 states that an intangible asset that is not subject to amortization shall be tested for impairment annually, or more frequently, if events or changes in circumstances indicate that the asset might be impaired.  The Company elected to test the iMedicor website for impairment annually as of December 31.  We note that no impairment analysis was required to be conducted as of June 30, 2007 since only annual impairment analysis is required and we elected to test annually on December 31.

Prior to December 31, 2007, there had been “no event or changes in circumstances which indicated that its carrying amount may not be recoverable” (FASB 14, Paragraph 8).  Indeed, pre-launch forecasts reflected 9,000 physicians would be registered with iMedicor in the first three months post-commercial launch.  By December 31, 2007, iMedicor had 73,334 registrants.

While the value of a registrant on the iMedicor website is speculative, we evaluated other transactions involving consumer-oriented web portals as part of our analysis of whether impairment should be recorded.  For example, in fall 2006, Google acquired YouTube for an average of $56.00 per registered user.  One year later, Facebook sold a portion of its business to Microsoft for an average of $320.00 per registered user.  Reflecting the valuation given to consumer portals such as YouTube and Facebook, we believe that we will command the value given to a registrant on a consumer-based social network portal as we begin to increase our audience and our branding, advertising, marketing and strategic alliances begin to firm up our position in the market.

The Company tested the website for impairment as of December 31, 2007.  As of December 31, 2007, the website had become fully functional.  Due to the questionable life span of software resulting from the ever-changing world of technology, we relied upon Paragraph 23 of FASB 144 and applied the “Expected present value technique” of future cash flows projected from the website in accordance with paragraph 16 - future cash flows only directly associated with the website.  Management’s calculations, which we previously disclosed in our letter to the Staff dated March 18, 2008, supported our assertion that there had been no impairment.

Form 10-Q for the period ended March 31, 2008

3.	Please revise the filing on Form 10-Q to address the comments written above, as applicable.

In accordance with our response to Comment #2, it is our opinion that Form 10-Q for the period ended March 31, 2008 does not require revision.

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If you have questions regarding this matter or if you need additional information, please do not hesitate to contact Fred Zolla at (845) 371-7380 or Scott Museles, of Shulman Rogers Gandal Pordy & Ecker, P.A., 11921 Rockville Pike, Suite #300, Rockville, Maryland 20852, counsel to the Company, at (301) 230-5246.  Thank you in advance for your time and attention.

Sincerely,

/s/ Fred Zola
Fred Zolla
Chief Executive Officer

cc:  Scott Museles, Esq.